Exhibit 12.1
Lowe’s Companies, Inc.
Statement Re Computation of Ratio of Earnings to Fixed Charges
In Millions, Except Ratio Data

	Nine Months Ended		Fiscal Years Ended
	October 30, 2015	October 31, 2014	January 30, 2015	January 31, 2014	February 1, 2013	February 3, 2012	January 28, 2011
Earnings:
Earnings Before Income Taxes	$4,124	$3,589	$4,276	$3,673	$3,137	$2,906	$3,228
Fixed Charges	534	504	677	623	605	524	486
Capitalized Interest [1]	7	7	9	8	6	—	(4)
Adjusted Earnings	$4,665	$4,100	$4,962	$4,304	$3,748	$3,430	$3,710

Fixed Charges:
Interest Expense [2]	$414	$390	$525	$478	$463	$385	$352
Rental Expense [3]	120	114	152	145	142	139	134
Total Fixed Charges	$534	$504	$677	$623	$605	$524	$486

Ratio of Earnings to Fixed Charges	8.7	8.1	7.3	6.9	6.2	6.5	7.6

[1]	Includes the net of subtractions for interest capitalized and additions for amortization of previously-capitalized interest.

[2]	Interest accrued on uncertain tax positions is excluded from Interest Expense in the computation of Fixed Charges.

[3]	The portion of rental expense that is representative of the interest factor in these rentals.